FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

MATERIAL FACT

Companhia Brasileira de Distribuição ("Company"), in compliance with CVM Instructions 384/03 and 358/02, announces to the market in general that it renewed its agreement with Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, with head offices at Rua Leopoldo Couto de Magalhães Jr., 700, 10th floor (part), São Paulo - SP, enrolled with CNPJ/MF under No. 42.584.318/0001-07 ("Market Maker"), for the provision of services of market making regarding its preferred shares (PCAR4) traded at B3 S.A. - Brasil, Bolsa, Balcão, by means of the entering into an amendment that will be in force until May 3rd, 2020, which may be (a) automatically extended for successive periods of one (1) year each, if there is no opposite communication by the parties, or (b) terminated at any time and without any compensation upon a written notice to be sent to the other party at least thirty (30) days in advance to the termination date.

The purpose of the transaction is to promote the best environment for trading the Company's shares, reinforcing the commitment to the investors and the best trading practices in the market.

The Company also informs that there are 155,548,974 preferred shares issued by it in free float (pursuant to §2 of Article 4-A of Law 6,404/76) on this date and that there is no agreement or contract between the Market Maker and its controlling shareholder ruling voting exercise rights or purchase and sale of securities issued by the Company.

São Paulo, May 22nd, 2019.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 22, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.